SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 22, 2003

Provident Energy Trust

(Translation of registrant’s name into English)

Suite 900, 606 4th Street S.W.
Calgary, Alberta Canada T2P 4H2

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Provident Energy Trust, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROVIDENT ENERGY TRUST

Date: April 22, 2003	By:	/s/ Mark N. Walker Mark N. Walker Vice President, Finance & Chief Financial Officer

PROVIDENT ENERGY TRUST ANNOUNCES
APRIL 2003 CASH DISTRIBUTION

NEWS RELEASE NUMBER 9-03	April 9, 2003

CALGARY, ALBERTA — Provident Energy Trust (“Provident”) (TSX — PVE.UN; AMEX — PVX) today announced the cash distribution for April 2003 has been set at Cdn $0.20 per trust unit. The April 2003 cash distribution will be paid on May 15, 2003 to unitholders of record on April 21, 2003. The ex-distribution date is April 16, 2003. For unitholders receiving their distribution in U.S. Funds, the May 15, 2003 cash distribution will be approximately U.S.$0.135, based on an exchange rate of 1.4840. The actual U.S. dollar distribution will depend on the U.S./Canadian dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Based on the April 7, 2003 closing price of $10.07 (TSX — PVE.UN) per unit, the April distribution represents an annualized cash-on-cash yield of approximately 24%.

All Unitholders are welcome to attend the Annual and Special Meeting of Unitholders, to be held at the Hyatt Regency Hotel, 700 Centre Street S.E., Calgary, Alberta, on Wednesday, May 7, 2003, at 3:00 pm. A link to the webcast of this Meeting will be available on Provident’s website at www.providentenergy.com.

Provident Energy Trust is Calgary based, open-ended oil and gas trust that acquires, develops, produces and markets crude oil, natural gas and natural gas liquids and provides monthly cash distributions to its unitholders.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

For further information contact:

THOMAS W. BUCHANAN, Chief Executive Officer Phone (403) 296-2232	RANDALL J. FINDLAY, President Phone (403) 781-5343	MARK N. WALKER, Vice President, Finance & Chief Financial Officer Phone (403) 781-5305

Corporate Head Office:
900, 606 – 4th Street S.W.	Phone:(403) 296-2233
Calgary, Alberta	Toll Free: 1-800-587-6299
Canada T2P 1T1	Fax:(403) 261-6696

www.providentenergy.com	E-mail: info@providentenergy.com